UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. )*

                    Under the Securities Exchange Act of 1934

                                 MicroAge, Inc.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    594928103
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                                 (CUSIP Number)

                                Thomas E. Kruger
                                Battle Fowler LLP
                               75 East 55th Street
                               New York, NY 10022
                                 (212) 856-7000
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 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                September 8, 1997
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page (however, see the Notes).

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

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CUSIP NO. 594928103



                                  SCHEDULE 13D


1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Leo James Russell

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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  /  /
                                                                  (b)  /  /
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3   SEC USE ONLY

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4   SOURCE OF FUNDS (See Instructions)

    OO
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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    U.S.
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               7        SOLE VOTING POWER
                                 932,039
              ------------------------------------------------------------------
NUMBER OF      8        SHARED VOTING POWER
SHARES                        -0-
BENEFICIALLY   ----------------------------------------------------------------
REPORTING      9        SOLE DISPOSITIVE POWER
PERSONS WITH               932,039
               ----------------------------------------------------------------
                         SHARED DISPOSITIVE POWER
                              -0-
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11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             932,039
-------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    (See Instructions)

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             5.6%
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14  TYPE OF REPORTING PERSON*
    IN
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                                  SCHEDULE 13D



Item 1.           Security and Issuer.

         This Statement relates to shares of Common Stock (the "Shares") of MicroAge, Inc. (the "Issuer"), whose principal executive offices are located at 2400 South MicroAge Way, Tempe, Arizona 85292-1896.

Item 2.           Identity and Background.

                  (a)-(c) and (f). This Statement is filed by Leo James Russell ("Russell"). Russell is hereinafter referred to as the "Reporting Person."

                  Russell was the sole shareholder of Pride Technologies Incorporated, a New Jersey Corporation ("Pride"), acquired by the Issuer in September 1997. Russell maintains his business address at c/o Pride Technologies Incorporated, 450 Raritan Parkway, Edison, NJ 08837. Russell's present principal occupation is as an executive level manager of Pride.
Russell is a U.S. citizen.

                  (d) and (e). The Reporting Person has not during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Item 3.           Source and Amount of Funds or Other Consideration.

                  The Reporting Person acquired the Shares pursuant to a merger (the "Merger") in which all of his shares of capital stock of Pride (representing all of the outstanding shares of capital stock of Pride) were converted into the Shares.

Item 4.           Purpose of Transaction.

                  This Statement is being filed pursuant to of Rule 13d-1(a) under the Securities Exchange Act of 1934, as amended (the "Act"), as a result of the Reporting Person's acquisition of the Shares in the Merger.

                  Except as specified below in response to Item 6, depending on market conditions and other factors that the Reporting Person may deem material to his investment decision, the Reporting Person may sell from time to time on the open market or in private transactions all or a portion of the Shares he now owns or hereafter may acquire.


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                                  SCHEDULE 13D

                  The Reporting Person has no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D under the Act.

Item 5.           Interest in Securities of the Issuer.

                  (a) and (b). The aggregate percentage of Shares reported owned by the Reporting Group is based upon 15,788,837 Shares outstanding as reported in the Issuer's Quarterly Report on Form 10-Q, for the fiscal quarter ending August 3, 1997, as increased by the 932,039 Shares issued in the Merger. As of the close of business on September 8, 1997, the Reporting Person beneficially owned and has the sole power to vote and dispose of in the aggregate 932,039 Shares, constituting approximately 5.6% of the Shares outstanding.


                  The Reporting Person does not directly or indirectly own or otherwise have sole or shared power to vote or dispose of any Shares other than the Shares described above.

                  (c), (d) and (e).  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

                  The Issuer has agreed to file, by October 31, 1997, and use all reasonable efforts to cause to become effective, a registration statement covering the resale by the Reporting Person of the Shares, and to maintain the effectiveness of that registration statement until the Reporting Person is free to resell the Shares pursuant to Rule 144 of the Securities Act without volume limitations.

                  The Reporting Person has agreed not to transfer or reduce his risk relative to the Shares, including the sale, pledge, exchange or other disposition of the Shares, until the date (the "Cut-Off Date") on which the Issuer has published combined results of operations of the Issuer and Pride which cover a period of at least 30 days following the Merger.

                  The Reporting Person has also deposited 93,204 of the Shares in escrow with a third-part escrow agent, which Shares may be used to satisfy payment of certain claims, losses or liabilities with respect to Pride against which the Reporting Person has agreed to indemnify the Issuer. The escrow is expected to terminate on the Cut-Off Date, except with respect to any indemnification claims asserted by the Issuer prior to that date.

Item 7.           Material to be Filed as Exhibits.

                  Not applicable.


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                                  SCHEDULE 13D

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 19, 1997



                            By:/s/ Leo James Russell
                            Name:  Leo James Russell




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